BlackRock Investments, LLC
40 East 52nd Street
New York, NY 10022

                                      December 29, 2010

VIA EDGAR

Mr. John Ganley
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	BlackRock Senior Floating Rate Fund, Inc. (the “Fund) Registration Statement on Form N-2 (File Nos. 333-170658 and 811-5870)

Dear Mr. Ganley:

     In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned, as distributor of the Fund’s shares, hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 1 to the above-referenced registration statement to as soon as practicable on December 30, 2010.

Very truly yours,

BlackRock Investments, LLC

By:	/s/ Richard F. Froio

Name: Richard F. Froio
Title: Chief Compliance Officer